Exhibit (d)(2)(ii)

Schedule A to

Sub-Advisory Agreement

(Revised as of March 23, 2015)

Portfolio	Annual Fee Rate (stated as a percentage of the Portfolio’s average daily net assets)	Effective Date
NFJ Dividend Value Portfolio	0.455%	May 1, 2015

[Signatures follow.]

IN WITNESS WHEREOF, ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC and NFJ INVESTMENT MANAGEMENT GROUP LLC have each caused this instrument to be signed in its behalf by its duly authorized representative, all as of the day and year first written above.

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:	/s/ Julian Sluyters
Name:	Julian Sluyters
Title:	Managing Director

NFJ INVESTMENT GROUP LLC

By:	/s/ Barbara R. Claussen
Name:	Barbara R. Claussen
Title:	Managing Director, Chief Administrative Officer

[Signature Page to Schedule A to Sub-Advisory Agreement]